J. Matt Simmons, Jr. Vice President and Controller Tel. 610.774.3552 Fax 610.774.5087 jmsimmonsjr@pplweb.com	PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com/

May 23, 2008

Mr. William Thompson
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PPL Corporation
PPL Energy Supply, LLC
Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-11459 and 1-32944

Dear Mr. Thompson:

In response to your letter dated May 9, 2008, regarding the referenced filings, PPL Corporation (PPL) and PPL Energy Supply, LLC (PPL Energy Supply) are providing the following information to address your comments.  Each of your comments has been reprinted in bold type and is followed by the response of the Registrants.

Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.	Our records show that the File Number of PPL Energy Supply, LLC is 1-32944 rather than 333-74794 that appears on the cover page. Please revise in future filings.

In future filings, PPL Energy Supply will reflect File Number 1-32944.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Domestic Gross Energy Margins

2.
You disclose changes in domestic gross energy margins by region for PPL Corporation and PPL Energy Supply.  Yet, you do not disclose domestic gross energy margins by region for each year presented or provide reconciliations of the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP or the other information required by Item 10(e)(1)(i) of Regulation S-K.  Please revise future filings to disclose domestic gross energy margins by region for each year presented, provide reconciliations of the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP and include the disclosures required by paragraphs (C) and (D) of Item 10(e)(1)(i) of Regulation S-K or otherwise advise.

Domestic Gross Energy Margins by Region

In future filings, PPL and PPL Energy Supply agree to disclose "Domestic Gross Energy Margins" by region for each period presented.

Disclosures Required for a Non-GAAP Financial Measure

In future filings, PPL and PPL Energy Supply agree to disclose as required by paragraphs (C) and (D) of Item 10(e)(1)(i) of Regulation S-K "Domestic Gross Energy Margins" as a non-GAAP financial measure of performance.

Reconciliation of a Non-GAAP Financial Measure

In future filings, PPL and PPL Energy Supply agree to provide a reconciliation between the non-GAAP financial measure "Domestic Gross Energy Margins" and the GAAP financial measure "Operating income."

See Attachment A to this letter for revised disclosures for the years ended December 31, 2007 and 2006 for PPL (For illustrative purposes, 2005 has not been included in the example).  Comparable changes would be applied to PPL Energy Supply.

Item 8.  Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements
Note 8.  Credit Arrangements and Financing Activities
Distributions, Capital Contributions and Related Restrictions

3.
In future filings please disclose the amount of retained earnings or net income of PPL Corporation and PPL Energy Supply restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X.  Also, please tell us the amounts of restricted net assets of PPL Corporation and PPL Energy Supply as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed year and how you compute the amounts.  In doing so, please describe the restrictions which limit the payment of dividends by PPL Electric pursuant to the provisions of the Federal Power Act.  In addition, if restricted net assets of PPL Corporation and PPL Energy Supply exceed 25 percent of their consolidated net assets please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e)of Regulation S-X and file Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Retained Earnings and Net Income Restricted or Free of Restriction

As disclosed in Note 8 to the Consolidated Financial Statements contained in the 2007 Form 10-K, the ability of PPL and PPL Energy Supply to make dividend payments (or similar distributions for limited liability companies) on their equity securities (or similar interests for limited liability companies) may be restricted under certain of their organizational documents or agreements in certain circumstances.  At December 31, 2007, each registrant was in compliance with all such provisions that may restrict the payment of dividends or similar distributions.  Additionally, PPL and its subsidiaries are subject to applicable general state corporate and limited liability company law that limit payment of dividends or similar distributions.  At December 31, 2007, such state law restrictions did not restrict payment of dividends or similar distributions from retained earnings or net income.  In future filings, PPL and PPL Energy Supply will disclose whether they are in compliance with the provisions that may restrict dividend payments or similar distributions and the amount of retained earnings or net income, if any, that is so restricted.

Restricted Net Assets

PPL and PPL Energy Supply have concluded that they did not have restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X at December 31, 2007.

As disclosed in the 2007 Form 10-K, certain consolidated subsidiaries of PPL and PPL Energy Supply are required to maintain specific financial ratios in accordance with certain financing agreements, leasing arrangements and organizational documents.  These financial ratios may have the practical effect of:

(1)	limiting whether a subsidiary may make dividends, distributions and/or loans to its parent; or
(2)	serving as a condition for maintaining compliance under the related agreement.

The financial ratios under (1) above do not have the effect of restricting net assets of the consolidated subsidiaries in accordance with Rule 4-08(e)(3) because they are not based on net assets of the entity.  The financial ratios under (2) above may indirectly restrict the amount of funds that may be transferred to the parent in the form of cash dividends or similar distributions, but the entity is not restricted from transferring funds in another manner, such as through loans or advances.  Under Rule 4-08(e)(3), when the amount of funds that may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends or similar distributions, the amount that is least restrictive to the subsidiary should be considered for purposes of determining restricted net assets.  In this case, net assets of the subsidiary could be loaned or advanced without restriction.

Federal Power Act

PPL Electric is subject to Section 305 of the Federal Power Act that makes it unlawful for a public utility to make or pay a dividend from any funds properly included in its capital account.  PPL Electric believes that this Federal Power Act restriction, as applied to its circumstances, would not be construed or applied by the FERC to prohibit the payment of dividends for lawful and legitimate business purposes from retained earnings.

Restricted Net Assets 25% Rule Disclosures

As noted above, PPL and PPL Energy Supply concluded that they did not have restricted net assets at December 31, 2007.  Therefore, the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and the filing of Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X are not applicable.

Exhibits 12(a) and 12(b)

4.
In future filings please revise your presentations/computations of earnings to comply with Instruction 1(C) of Item 503(d) of Regulation S-K.  For example, the computation should begin with pretax income from continuing operations before adjustment for minority interests or income or loss from equity investees and include each of the additions and subtractions set forth in the instruction to the extent applicable.

In future filings, PPL and PPL Energy Supply each agree to revise the presentation of Exhibit 12 in accordance with Instruction 1(C) of Item 503(d) of Regulation S-K, including revising the "earnings" calculation to begin with "Pre-tax income from continuing operations."

Form 10-Q for Quarterly Period Ended March 31, 2008

5.	Please address the above comments in future filings on Form 10-Q to the extent applicable.

PPL and PPL Energy Supply each agree to apply the changes noted above to future quarterly filings, as applicable.

Exhibits 31(c) and 31(d)

6.
We note that the introduction to paragraph 4 of the certifications of the certifying individuals does not include the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as required by Item 601(b)(31) of Regulation S-K.  Please revise.  An abbreviated amendment is permitted that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

PPL Energy Supply will submit an abbreviated amendment to Form 10-Q for the quarterly period ended March 31, 2008 to include the additional language as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as required by Item 601(b)(31) of Regulation S-K as noted below.

"4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:"

Future filings will reflect this additional language.

PPL and PPL Energy Supply each understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff's comments, or changes to disclosures in response to staff's comments, do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPL and PPL Energy Supply each believes that the foregoing responds adequately to your comments.  If you have any questions or need further clarification, please call me at (610) 774-3552.

Sincerely,

/s/ J. Matt Simmons, Jr.
J. Matt Simmons, Jr.
Vice President and Controller
PPL Corporation
PPL Energy Supply, LLC

Attachment A
Proposed Disclosure for PPL:

Domestic Gross Energy Margins would be modified as follows:

Domestic Gross Energy Margins

Non-GAAP Financial Measure

The following discussion includes financial information prepared in accordance with generally accepted accounting principles (GAAP), as well as a non-GAAP financial measure, "Domestic Gross Energy Margins."  The presentation of "Domestic Gross Energy Margins" is intended to supplement the investors' understanding of PPL's domestic non-trading and trading activities by combining applicable income statement line items and related adjustments to calculate a single financial measure.  PPL believes that "Domestic Gross Energy Margins" is useful and meaningful to investors because it provides them with the results of PPL's domestic non-trading and trading activities as another criterion in making their investment decisions.  PPL's management also uses "Domestic Gross Energy Margins" in measuring certain corporate performance goals used in determining variable compensation.  Other companies may use different measures to present the results of their non-trading and trading activities.  Additionally, "Domestic Gross Energy Margins" is not intended to replace "Operating income," which is determined in accordance with GAAP, as an indicator of overall operating performance.  The following table provides a reconciliation between "Domestic Gross Energy Margins" and "Operating income."

	2007	2006

Operating Income (a)	$1,683	$1,509

Energy-related businesses, net (b)	(7)	20
Other operation and maintenance (a)	1,373	1,266
Amortization of recoverable transition costs (a)	310	282
Depreciation (a)	446	419
Taxes, other than income (a)	298	281
Revenue adjustments (c)	(2,162)	(2,047)
Expense adjustments (c)	(65)	(55)
Domestic gross energy margins	$1,876	$1,675

(a)	As reported on the Statements of Income.
(b)	Amount represents the net of "Energy-related businesses" revenue and expense as reported on the Statements of Income.
(c)	The components of these adjustments are detailed in the table below.

The following table provides the income statement line items and other adjustments that comprise domestic gross energy margins.

	2007	2006	Change

Revenue
Utility (a)	$4,114	$3,855	$259
Unregulated retail electric (a)	102	91	11
Wholesale energy marketing (a)	1,472	1,532	(60)
Net energy trading margins (a)	41	35	6
Revenue adjustments
WPD utility revenue (b)	(863)	(756)	(107)
Domestic delivery component of utility revenue (b)	(1,308)	(1,265)	(43)
Settlement of Wallingford cost-based rates (Note 15) (b)	(52)		(52)
Other utility revenue (b)	(48)	(48)
Gains from sale of emission allowances (c)	109	22	87
Total revenue adjustments	(2,162)	(2,047)	(115)
	3,567	3,466	101

Attachment A

	2007	2006	Change

Expense
Fuel (a)	906	763	143
Energy purchases (a)	720	973	(253)
Expense adjustments
Domestic electric ancillaries (b)	(50)	(49)	(1)
Gross receipts tax (d)	112	105	7
Other	3	(1)	4
Total expense adjustments	65	55	10
	1,691	1,791	(100)
Domestic gross energy margins	$1,876	$1,675	$201

(a)	As reported on the Statements of Income.
(b)	Adjusted to exclude the impact of any revenues and costs not associated with domestic gross energy margins, consistent with the way management reviews domestic gross energy margins internally.
(c)	Included in "Other operation and maintenance" on the Statements of Income.
(d)	Included in "Taxes, other than income" on the Statements of Income.

Domestic Gross Energy Margins By Region

Domestic gross energy margins are generated through PPL's non-trading and trading activities.  PPL manages its non-trading energy business on a geographic basis that is aligned with its generation assets.  Additionally, beginning in 2006, PPL further segregates non-trading activities into two categories:  hedge activity and economic activity.  Economic activity represents the net unrealized effect of derivative transactions that are entered into as economic hedges, and that do not qualify for hedge accounting, or for which hedge accounting was not elected, under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted.

	2007	2006	Change

Non-trading
Eastern U.S.	$1,552	$1,372	$180
Western U.S.	282	255	27
Net energy trading	42	48	(6)
Domestic gross energy margins	$1,876	$1,675	$201